July 3, 2012

Matthew Crispino

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	The Active Network, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 16, 2012

File No. 001-35187

Dear Mr. Crispino:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 19, 2012, to David Alberga, Chief Executive Officer of The Active Network, Inc. (“Active” or the “Company”) regarding the Form 10-K, File No. 001-35187 (the “Registration Statement”), filed by the Company on March 16, 2012.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth Active’s response.

General

1.	We note the company filed a post-effective amendment to a registration statement on Form S-1 (Registration Statement No. 333-179115) on June 13, 2012. Please be advised we will not be in a position to take action on that amendment until the comments on the company’s Form 10-K have been resolved.

Response: We note the Staff’s comment that the SEC will not be in a position to take action on the post-effective amendment until the comments on Active’s Form 10-K have been resolved.

Risk Factors

“We may face significant chargeback liability….,” page 17

2.	Tell us what consideration you gave to providing here and in your Management’s Discussion quantitative disclosure of the amount of chargebacks incurred in each of your last three fiscal years.

Response: Management respectfully advises the Staff that it does not consider the historical amount of chargebacks or the change in the amount of chargebacks year over year to be material. On this basis, we concluded that disclosure of this activity in Management’s Discussion and Analysis of Financial Condition does not provide a potential investor with additional material information to understand the Company’s business. Chargebacks as a percentage of total revenue have been 0.45%, 0.33% and 0.45% for each of the three years ended December 31, 2009, 2010 and 2011, respectively.

We disclose that we may face significant chargeback liability in the risk factor sections of our annual and periodic reports in the event we experience chargebacks related to cancelled and fraudulent events and transactions, which could lead to chargeback exposure for Active as the transaction processor on record. If the amount of chargebacks become significant or change significantly in any particular reporting period, we will separately disclose the activity in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the annual or periodic report for the particular reporting period.

Legal Proceedings, Page 32

3.	The disclosure in this section appears to address your accounting for contingent liabilities associated with legal actions rather than discussing any material pending legal proceedings to which you are a party. In your response letter, please disclose whether you are involved in any material legal proceedings, and if so, provide a brief description of such proceedings. Refer to Item 103 of Regulation S-K. Also, confirm that you will provide similar disclosure in future filings.

Response: Management respectfully advises the Staff that Active is not currently involved in any material legal proceedings. Active will provide disclosure regarding any material legal proceedings in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Our Business, page 39

4.	We note the disclosure on page 2 that you have created a number of mobile applications to enhance functionality and access to your solutions, as well as the risk factor disclosure on page 19 that your business could suffer if you do not develop mobile solutions to allow users to access your applications through mobile devices. Please tell us what consideration you gave to discussing in this section your progress in developing mobile solutions as well as quantifying the impact of such solutions on your business, such as the percentage of your traffic that comes from mobile devices. Refer to Section III.B.3. of SEC Release 33-8350.

Response: During the fiscal year ended December 31, 2011, 10.4% of Active.com’s traffic came from mobile devices and during the first quarter of 2012, 19.5% of Active.com’s traffic came from mobile devices. Active anticipates that revenue attributable to mobile usage will increase in future years due to users increasingly accessing the Internet through mobile devices and Active’s increased focus on developing mobile applications. If users increasingly access the Internet through mobile products as a substitute for access through personal computers, and if Active is unable to successfully implement mobile applications, or Active incurs excessive expenses in this effort, Active’s financial performance and ability to grow revenue would be negatively affected. As a result, Active considers the risk factor disclosure on page 19 as a key factor that could affect its business. Active will revise Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to discuss the impact of mobile usage on its business, including the percentage of traffic derived from mobile devices.

* * *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 858.605.4639.

Very truly yours,

THE ACTIVE NETWORK, INC.

/s/ David Eisler

David Eisler

VP, Senior Securities and Corporate Counsel